Exhibit 99.6

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Minera Andes Inc.

We consent to the inclusion in this annual report on Form 40-F/A of:

•                 our Independent Auditors’ Report dated March 17, 2011, except for Note 2(a), which is as of June 6, 2011 on the consolidated balance sheet of Minera Andes Inc. (the “Company”) as at December 31, 2010 and  December 31, 2009, and the consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for the years then ended

•                 our Report of Independent Registered Public Accounting Firm dated March 30, 2011, except for Note 2(a), which is as of June 6, 2011 on the consolidated balance sheets of the Company as at December 31, 2010 and December 31, 2009, and the consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the years  in the two-year period ended December 31, 2010

•                 our Report of Independent Registered Public Accounting Firm dated  March 30, 2011 on the Company’s internal control over financial reporting as of December 31, 2010 each of which is contained  in or incorporated by reference in this annual report on Form 40-F/A of the Company for the fiscal year ended December 31, 2010.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

June 6, 2011